EXHIBIT 21.1
Subsidiaries of 2U, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CritiqueIt, Inc.	California
2U HK LLC	Delaware
2U Harkins Road LLC	Delaware
2U KEIH Holdco, LLC	Delaware
2U NYC, LLC	Delaware
2U GetSmarter, LLC	Delaware
2U GetSmarter (US), LLC	Delaware
TESI Merger Sub, Inc.	Delaware
Trilogy Education Services, LLC	Delaware
TES, Inc.	Delaware
TES, LLC	Delaware
Trilogy Education Services (Australia) Proprietary Limited	Australia
Trilogy Education Services (Canada) ULC	Canada
Trilogy Education Service (Germany) GmbH	Germany
Trilogy Education Services Mexico S. de R.L. de C.V.	Mexico
K2017143886 (South Africa) Proprietary Limited	South Africa
Get Educated International Proprietary Limited	South Africa
Get Educated Proprietary Limited	South Africa
2U GetSmarter (UK) Limited	The United Kingdom
GetSmarter Online Limited	The United Kingdom
2U Group (UK) Limited	The United Kingdom
Trilogy Education Services UK Limited	The United Kingdom